



12013045

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 29 2012 WASHINGTON 196

SEC FILE NUMBER
8-. 35255

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/11___ AND ENDING___12/31/11___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BNY Mellon Capital Markets LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Old Slip

	FIRM I.D. NO.

(No. and Street)

New York	NY	10286
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John M. Gavin, Jr.   (212) 804-5098
                                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154-0102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, ___John M. Gavin, Jr._____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___BNY Mellon Capital Markets LLC_____ , as of ___December 31_____ , 2011_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
Chief Financial Officer
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independant Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*





BNY MELLON CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of BNY Mellon)

Statement of Financial Condition
December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

BNY MELLON CAPITAL MARKETS LLC
(A Wholly-Owned Subsidiary of BNY Mellon)

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

The Members of the Board of Directors
BNY Mellon Capital Markets LLC:

We have audited the accompanying statement of financial condition of BNY Mellon Capital Markets LLC (the "Company") as of December 31, 2011, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2011, in conformity with U.S. generally accepted accounting principles.



February 28, 2012

BNY MELLON CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of BNY Mellon)

Statement of Financial Condition

December 31, 2011

Assets

Cash	$	1,017,716
Cash segregated for regulatory purposes		5,000,000
Receivable from broker-dealers		189,864,675
Receivable from customers		63,725
Securities owned, at fair value (note 3)		1,717,212,720
Derivative assets (note 10)		33,259,001
Fees receivable		3,484,158
Interest receivable		9,557,412
Receivable from affiliates (note 8)		1,097,495
Furniture, equipment and leasehold improvements at cost (net of accumulated depreciation and amortization of $1,501,152)		554,801
Goodwill		35,180,721
Deferred tax asset (note 13)		1,688,783
Other assets		2,755,420
Total assets	$	2,000,736,627

Liabilities and Member's Equity

Liabilities:		
Securities sold under agreements to repurchase (note 6)	$	545,000,000
Securities sold not yet purchased, at fair value		620,558,884
Derivative liabilities (note 10)		27,100,570
Short-term borrowings (note 7)		120,000,000
Payable to parent (note 8)		12,258,213
Payable to broker-dealers		264,398,800
Payable to customers		3,946,099
Interest payable		4,565,330
Accrued compensation and other expenses		29,635,264
Other liabilities		823,355
Total liabilities		1,628,286,515
Subordinated liabilities (note 11)		50,000,000
Managing member's equity		100
Member's equity		322,450,012
Total member's equity		322,450,112
Total liabilities and member's equity	$	2,000,736,627

See accompanying notes to statement of financial condition.

(1) Organization

BNY Mellon Capital Markets LLC (the Company) is a wholly owned subsidiary of The Bank of New York Mellon Corporation (the Parent). The Company is a registered broker-dealer with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority (the FINRA). The Company is also a member of the Municipal Securities Rule Making Board and the Securities Investor Protection Corporation and the National Association of Securities Dealers Automated Quotations (the NASDAQ). The Company has been authorized by the Federal Reserve Board (the Board) to underwrite and deal in all types of debt and equity securities.

The Company provides a wide range of financial services. Its businesses include securities underwriting, distribution and trading. The Company conducts trading activity with its customers on both a principal and agency basis. Securities products offered and sold by the Company are not insured by the Federal Deposit Insurance Corporation, are not deposits or other obligations of the Parent, are not guaranteed by the Parent, and are subject to investment risks including the possibility of loss of principal invested.

The Company clears all its transactions, through an affiliate broker-dealer on a fully disclosed basis, except for mortgage backed securities. Mortgage backed securities are cleared by the Company.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in the statement of financial condition are reasonable. Actual results could differ from these estimates. Current market conditions increase the risk and complexity of the judgments in these estimates.

(b) Principal Transactions

Securities owned and securities sold, not yet purchased, including derivative contracts held for trading purposes, are stated at fair value. Fair value is generally based on listed market prices. For financial instruments where prices from recent exchange transactions are not available, we determine fair value based on discounted cash flow analysis, comparison to similar instruments and the use of financial models. Model-based pricing uses inputs of observable prices, where available, including interest rates, credit spreads and other factors.

Securities sold, not yet purchased, represent obligations to deliver specified securities. The Company is obligated to acquire the securities sold, not yet purchased at prevailing market prices in the future to satisfy these obligations.

Fair value is defined under Financial Accounting Standards Board (FASB) *Accounting Standards Codification (ASC), Topic 820, Fair Value Measurements and Disclosures*, as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It establishes a hierarchy of inputs for measuring value:

Level 1 inputs	Unadjusted quoted prices at the measurement date in active, accessible markets for identical assets or liabilities.
Level 2 inputs	Quoted prices in inactive markets for identical instruments, quoted prices in inactive markets for similar instruments, other observable inputs (interest rates and yield curves) or other inputs derived from/corroborated by observable market date.
Level 3 inputs	Best information available when no observable market activity for the asset or liability exists at the measurement date.

In valuing its positions, the Company uses listed market prices for exchange traded securities and prices quoted by independent brokers and dealers for U.S. government and other over-the counter securities.

In valuing Level 3 securities the Company first looks to current trades (any trade not greater than 30 days old) with substantial size for similar securities. If no trade is available the Company would then use a model based price, which takes into account the expected cash flows and credit quality of the instrument.

(c) *Securities Purchased under Agreements to Resell and Securities Sold under Agreements of Repurchase*

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold or repurchased plus accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate.

In the normal course of business, the Company obtains securities under resale agreements on terms which permit it to repledge or resell the securities to others.

Interest is accrued on repurchase and resale contract amounts, securities borrowed and loaned transactions and securities owned, and is included in accrued interest receivable/payable on the statement of financial condition.

4

(d) *Furniture, Equipment, and Leasehold Improvements*

Furniture, equipment, and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Furniture and equipment are depreciated using the straight-line method over the respective useful lives of the asset, generally ranging from four to ten years. Leasehold improvements are amortized over the lesser of fifteen years or the term of the lease.

(e) *Goodwill*

Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. In accordance with FASB *ASC, Topic 350-20, Intangible-Goodwill and Other*, goodwill is tested at least annually for impairment. An impairment loss is triggered if the estimated fair value of a reporting unit is less than its estimated net book value. Such a loss is calculated as a difference between the implied fair value of goodwill and its carrying value. For the year ended December 31, 2011, no impairment was recorded.

(f) *Income Taxes*

The Company is included in the consolidated federal and combined state and local income tax returns filed by the Parent. In addition, the Company files stand-alone tax returns in certain states including New Jersey and Pennsylvania. Income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax expense or benefit calculated is either remitted to or received from the Parent, pursuant to a tax sharing agreement between the Parent and the Company. The Company accounts for income taxes in accordance with FASB ASC, Topic 740, *Income Taxes*, which requires recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

(3) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2011, securities owned and securities sold, not yet purchased consist of the following, at fair value:

	Owned	Sold, not yet purchased
Corporate debt securities	$ 457,707,866	425,096,768
Obligations of the U.S. government or its agencies	158,463,994	177,577,995
Agency mortgage backed securities	603,509,997	669,608
State and municipal obligations	55,231,848	211,151
Auction rate securities	30,592,466	—
Certificates of deposit	383,004,492	462,936
Common stock	28,702,057	16,540,426
	$ 1,717,212,720	620,558,884

BNY MELLON CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of BNY Mellon)

Notes to Statement of Financial Condition

December 31, 2011

(4) Receivable From and Payable to Customers and Broker/Dealers

Receivable from and payable to Customers and Broker/Dealers at December 31, 2011, consist of the following:

	Receivable	Payable
Receivable from/payable to clearing broker	$ 96,859	264,398,800
Securities failed-to-deliver/receive	61,933,015	3,946,099
Broker/dealers trades pending settlement	68,340,110	—
Customer trades pending settlement	25,343,177	—
Receivable from clearing organizations	34,215,239	—
	$ 189,928,400	268,344,899

The Company clears its customer transactions, with the exception of mortgage backed securities, through an affiliated broker-dealer on a fully disclosed basis. The amount receivable from the clearing broker relates to the aforementioned transactions.

The Company self clears its mortgage back security transactions. The amounts in securities failed-to-deliver/receive represent transactions that did not settle.

Receivable from and payable to customers and broker-dealers include amounts due on securities transactions. Securities owned by customers and broker-dealers are held as collateral for the receivable. Such collateral is not reflected in the financial statements.

Broker/dealers trades pending settlement represent the contract price of securities to be delivered or received by the Company. Should the counterparty not deliver the securities to the Company, the Company may be required to purchase identical securities on the open market. The value of such securities at December 31, 2011 approximates the amounts owed. Trades pending settlement at December 31, 2011 were subsequently settled at the contract price without an adverse effect to the Company's statement of financial condition.

BNY MELLON CAPITAL MARKETS LLC

(A Wholly Owned Subsidiary of BNY Mellon)

Notes to Statement of Financial Condition

December 31, 2011

(5) Furniture, Equipment and Leasehold Improvements

Furniture and office equipment, computer equipment and leasehold improvements at cost consist of the following as of December 31, 2011:

Furniture and office equipment	$	1,061,797
Computer equipment		906,959
Leasehold improvements		87,197
		2,055,953
Less accumulated depreciation		1,501,152
Furniture, equipment and leasehold improvements, net	$	554,801

(6) Securities Sold under Agreements to Repurchase

At December 31, 2011, the Company had pledged securities with an average interest rate of 0.1168% and a market value of $555,900,003 as collateral for its obligation under securities sold under agreements to repurchase of $545,000,000.

(7) Short-Term Borrowings

The Company maintains uncommitted lines of credit totaling $200,000,000 with unrelated financial institutions. In addition, the Company maintains an additional uncommitted line of credit with an unrelated financial institution that does not have a maximum principal borrowing amount. In each case, the lines of credit are used to finance the Company's trading business. As of December 31, 2011, the Company has overnight borrowings of $120,000,000 outstanding with unrelated financial institutions under these lines of credit at a weighted average rate of 1.02%.

(8) Related-Party Transactions

The Company conducts transactions in the ordinary course of business with the Parent and its affiliates. During the year ended December 31, 2011, such transactions included purchases of securities under agreements to resell, portfolio management and deposits. The Parent and its affiliates also provide legal, tax, data processing and other administrative support services to the Company pursuant to a service agreement between the Company and the Parent and its affiliates.

The Company entered into a cancelable lease agreement with an affiliate of the Parent dated September 3, 1996.

As of December 31, 2011, amounts payable to Parent consist of income taxes payable of $8,245,075 other payables of $4,013,138, which consists of expenses incurred on behalf of the Company.

In addition, the Company had receivables from affiliates totaling $1,097,495, of which $997,139 is unrestricted cash.

(9) Employee Benefits

(a) Retirement Benefits

The Parent has defined benefit and defined contribution retirement plans covering substantially all full-time and eligible part-time employees and other post-retirement plans providing healthcare benefits for certain retired employees. The total expense covering the employees of the Company is recorded by the Institutional Bank and allocated to the Company. In addition, the Parent also administers an Employee Stock Ownership Plan and an Employee Savings Plan. These plans provide additional benefits to certain employees.

(b) Stock Compensation

The Parent's Long-Term Incentive Plans provide for the issuance of stock options, restricted stock, RSUs, and other stock-based awards to employees of the Company. The Parent's stock options plans provide for the issuance of stock options at fair market value at the date of grant to officers and employees of the Company.

Restricted stock and RSUs are granted under the Parent's Long-Term Incentive Plans at no cost to the recipient. The fair value of the restricted stock and the RSUs is equal to the fair market value of the Parent's common stock on the date of grant.

(10) Financial Instruments

(a) Fair Value

In accordance with FASB *ASC, Topic 820, Fair Value Measurements and Disclosures*, the Company groups its financial assets and liabilities measured at fair value in three levels, based on markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 primarily consists of securities whose value is based on quoted market prices such as listed equities. Additionally, this category also includes U.S. government and agency securities for which the Company typically receives independent external valuation information based on active markets.

Level 2 primarily consists of securities whose value is based on quoted prices in inactive markets, quoted prices for similar assets or liabilities in markets that are active, and model based pricing for which the inputs are observable or can be corroborated, either directly or indirectly, for substantially the full term of the financial instrument. This category primarily includes mortgage backed securities and corporate debt and TBAs.

Level 3 is comprised of securities whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are unobservable from objective sources.

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2011, are as follows:

| | Assets at fair value as of December 31, 2011 | | | |
	Level 1	Level 2	Level 3	Total
Securities owned, at fair value:				
Corporate debt	$ —	457,707,866	—	457,707,866
U.S. government obligations or its agencies	158,463,994	—	—	158,463,994
Agency mortgage backed securities	—	603,509,997	—	603,509,997
State and municipal obligations	—	55,231,848	—	55,231,848
Auction rate securities	—	—	30,592,466	30,592,466
Certificates of deposit	—	383,004,492	—	383,004,492
Common stock	28,702,057	—	—	28,702,057
Total securities owned, at fair value	187,166,051	1,499,454,203	30,592,466	1,717,212,720
Derivative assets, at fair value	15,693,961	17,565,040	—	33,259,001
Total fair valued assets	$ 202,860,012	1,517,019,243	30,592,466	1,750,471,721

BNY MELLON CAPITAL MARKETS LLC

(A Wholly Owned Subsidiary of BNY Mellon)

Notes to Statement of Financial Condition

December 31, 2011

| | Liabilities at fair value as of December 31, 2011 | | | |
	Level 1	Level 2	Level 3	Total
Securities sold, not yet purchased, at fair value:				
Corporate debt	$ —	425,096,768	—	425,096,768
U.S. government obligations or its agencies	177,577,995	—	—	177,577,995
Agency mortgage backed securities	—	669,608	—	669,608
State and municipal obligations	—	211,151	—	211,151
Certificates of deposit	—	462,936	—	462,936
Common stock	16,540,426	—	—	16,540,426
Total securities owned, at fair value	194,118,421	426,440,463	—	620,558,884
Derivative liabilities, at fair value	8,869,615	18,230,955	—	27,100,570
Total fair valued liabilities	$ 202,988,036	444,671,418	—	647,659,454

There were no transfers between Level 1 and Level 2 during 2011.

The following table presents the changes in fair values for securities classified as Level 3 for the twelve months ended December 31, 2011.

Fair value measurements using significant unobservable inputs (Level 3)	
	Auction rate securities
Beginning balance	$ 32,044,443
Total realized gains or losses	(186,602)
Sales	(365,375)
Transfer out	(900,000)
Ending balance	$ 30,592,466

(b) *Derivative Instruments*

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, exchange-traded options and agency mortgage-backed TBAs. These derivative instruments are used to manage exposure to market and interest rate risk, and to generate profits from trading.

Futures and mortgage backed TBA securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. As a purchaser of options, the Company pays a premium in exchange for the right to buy or sell the security at a future date at a contracted price. The notional amounts for derivative financial instruments express the dollar volume of the transactions; however, credit risk is much smaller. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for the market movement. Accordingly, futures contracts generally have minimal credit risk. The credit risk on TBAs and options is limited to the unrealized fair valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instrument and is affected by market forces such as volatility and changes in interest rates.

The following table summarizes the notional amount and credit exposure of derivative instruments at December 31, 2011.

	Notional value (In millions)	Derivative assets	Derivative liabilities
Forwards:			
Agency mortgage-backed TBAs	$ 4,958	17,565,040	18,078,352
Futures:			
Treasury futures contracts	7	—	88,516
Euro-dollar contracts	380	—	64,087
Options:			
Equity options	350	15,693,961	8,869,615
Total derivatives, at fair value		$ 33,259,001	27,100,570

(c) *Other Fair Values*

The fair values of other financial assets and liabilities (consisting primarily of receivable from and payables to broker-dealers and customers; reverse repurchase and repurchase agreements; and short-term borrowings) are considered to approximate their carrying amounts because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

(d) *Collateral*

The Company enters into collateralized reverse repurchase and repurchase agreements and securities borrowing and lending transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary.

(11) Liabilities Subordinated to Claims of General Creditors

The borrowings under subordination represent a cash subordination agreement with the Parent and its affiliates. At December 31, 2011, and as a result of a noncash refinancing completed March 1, 2011, the Company had outstanding a $50,000,000 subordinated note bearing interest of Libor + 1.50% per annum. The note is scheduled to mature February 28, 2017.

This loan is subordinated to the claims of general creditors. FINRA has approved this subordinated loan to constitute part of the Company's net capital under the Uniform Net Capital Rule. The subordinated loan may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

(12) Regulatory Requirements

(a) Cash and Securities Segregated under Federal and Other Regulations

The Company performs weekly computations to determine the reserve deposit requirements under Rule 15c3-3. As of December 31, 2011, the Company had a $476,959 reserve deposit requirement.

Cash of $5,000,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c 3-3 of the SEC.

(b) Net Capital Requirement

The Company is subject to the Uniform Net Capital requirements of the SEC under Rule 15c3-1, which requires the maintenance of minimum net capital. The SEC's requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Company computes its net capital in accordance with the alternative method of this Rule.

At December 31, 2011, the Company had net capital of $188,464,324, which was $188,214,324 in excess of the amount required to be maintained at that date.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital. At December 31, 2011, the Company was in compliance with all such requirements.

(13) Income Taxes

The deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. The Company has a gross deferred tax asset of $9,013,529 and a gross deferred tax liability of $7,324,746 at December 31, 2011. The deferred tax asset is primarily attributable to the federal benefit of litigation reserves and the deferred tax liability is primarily attributable to amortization of goodwill. The Company believes that no valuation allowance is necessary as it is more likely than not that the Company will be able to realize the deferred tax assets.

BNY MELLON CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of BNY Mellon)

Notes to Statement of Financial Condition

December 31, 2011

The Company is included in the consolidated federal income tax return and certain combined and unitary returns of the Parent. In addition, the Company files stand-alone tax returns in certain states including New Jersey. BNY Mellon's federal consolidated income tax returns are closed to examination through 2002. The New York State and New York City return examinations have been completed through 2008. The Company's New Jersey income tax returns are closed to examination through 2005.

In 2011, management indentified an immaterial error in the accounting for income taxes. The Company had previously accounted for the New York State Income Tax rate assuming the utilization of 3 factor apportionment, which was not in accordance with New York State Law. The Company has appropriately accrued 2011 state income taxes using 5 factor apportionment. Previously reported retained earnings as of December 31, 2010 was increased by $1,223,255 to reflect the immaterial correction.

(14) Financial Instruments with Off-Balance Sheet – Risk and Credit Risk

In the normal course of business, the Company's activities involve the execution of securities transactions. These activities may expose the Company to off-balance sheet credit risk in the event the counterparty is unable to fulfill its contracted obligation. The Company conducts business with brokers and dealers that are members of the major securities exchanges. The Company monitors the credit standing of such brokers and dealers.

The Company's securities activities are transacted on a delivery versus payment basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customer's or broker's inability to meet the terms of their contracts. Should the customer or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2011 were settled without an adverse effect on the Company's financial statements.

Subsequent market fluctuations of securities sold, but not yet purchased may require purchasing these securities at prices which differ from values reflected on the statement of financial condition. Inventory positions are monitored on a daily basis to minimize the risk of loss.

The Company's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations.

The Company seeks to control its credit risk through a variety of reporting and control procedures and by applying uniform credit standards maintained for all activities with credit risk.

13

BNY MELLON CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of BNY Mellon)

Notes to Statement of Financial Condition

December 31, 2011

(15) Commitments and Contingencies

The Company has obligations under operating leases with unrelated parties. The lease agreements have initial noncancelable terms in excess of one year.

Aggregate annual rentals for office space at December 31, 2011 are:

	Gross rental	Net obligations
2012	$ 22,800	22,800
2013	5,700	5,700
Total	$ 28,500	28,500

In the ordinary course of business, the Company is routinely a defendant in or party to a number of pending and potential legal actions, including actions brought on behalf of various classes of claimants, and regulatory matters. Claims for significant monetary damages are asserted in certain of these actions and proceedings. In regulatory enforcement matters, claims for disgorgement and the imposition of penalties and/or other remedial sanctions are possible. Due to the inherent difficulty of predicting the outcome of such matters, the Company cannot ascertain what the eventual outcome of these matters will be; however based on current knowledge and after consultation with legal counsel, the Company does not believe that judgments or settlements, if any, arising from pending or potential legal actions or regulatory matters, either individually or in the aggregate, will have a material adverse effect on the financial position or liquidity of the Company although they could have a material effect on the net income for a given period. The Company intends to defend itself vigorously against all of the claims asserted in these legal actions.

In August 2011, the Company and its co-underwriters settled with Plaintiffs in a Lehman class action securities litigation. The Company's share of this settlement was placed in an escrow account on January 6, 2012 pending final approval.

As previously disclosed, the Company self-disclosed to the SEC, in April 2008, that Mellon Financial Markets LLC placed orders on behalf of issuers to purchase their own Auction Rate Securities (ARS), and that the issuer's orders had the effect of reducing the clearing rate and prevented failed auctions. Certain state authorities, including the Texas State Securities Board, Florida Office of Financial Regulation, and the New York Attorney General began investigating these transactions in approximately October 2008. The Company is cooperating fully with the investigations.

As previously disclosed, the Company entered into a letter of Acceptance, Waiver and Consent with FINRA relating to the sale of ARS in April 2009. Two institutional customers not included in FINRA settlement filed lawsuits in February and April 2009 and one such customer filed an arbitration proceeding against the Company in December 2008, alleging misrepresentations and omissions in the sale of ARS.

(16) Subsequent Events

The Company has entered into talks with its Parent and its affiliate, Pershing LLC (Pershing), to acquire Pershing's fixed income trading operations on or about March 31, 2012. The purchase would likely entail acquiring substantially all of the fixed income and preferred stock trading assets of Pershing at prevailing market value as well as three branch offices, 51 full-time employees and all the associated accrual items such as incentive, accounts payable, accrued interest and dividends receivable and payable. The terms of the transaction are not final and will require regulatory approval.



KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm
on Internal Control Pursuant to Rule 17a-5

Members of the Board of Directors
BNY Mellon Capital Markets LLC:

In planning and performing our audit of the financial statements of BNY Mellon Capital Markets LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of members of the Company's board of directors, the Company's management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 28, 2012

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